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                           January 12, 2021

       Pishan Chi
       Chief Executive Officer
       ATIF Holdings Limited
       Room 2803, Dachong Business Centre, Dachong 1st Road
       Nanshan District, Shenzhen, China

                                                        Re: ATIF Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 6,
2021
                                                            File No. 333-251924

       Dear Mr. Chi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services